Exhibit 12

Rayonier Advanced Materials Inc.
Computation of Ratios of Earnings to Fixed Charges
(in thousands of dollars, except ratios)

	For the Years Ended December 31,
	2016	2015	2014	2013	2012
Earnings:
Income before income taxes	$112,601	$82,864	$40,471	$288,915	$342,489
Add:
Fixed charges	35,574	38,311	22,697	6,302	7,470
Amortization of capitalized interest	1,138	1,111	1,037	1,208	190
Less:
Capitalized interest	(752)	(1,281)	(117)	(6,144)	(7,178)
Earnings as defined	$148,561	$121,005	$64,088	$290,281	$342,971

Fixed Charges:
Interest expense and amortization of debt expense	$34,627	$36,869	$22,378	$—	$—
Capitalized interest	752	1,281	117	6,144	7,178
Interest factor attributable to rental expense	195	161	202	158	292
Total Fixed Charges	$35,574	$38,311	$22,697	$6,302	$7,470

Ratio of earnings to fixed charges	4.18	3.16	2.82	46.06	45.91
For periods prior to the Separation, Rayonier's interest expense on general corporate debt was not allocated to the Company. The property, plant and equipment balance for the Company includes previously capitalized interest for periods prior to the Separation.